Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 Tel:. 604 689-7644 Fax: 604 689-7645

NEWS RELEASE  May 31, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

MAJOR EXPANSION OF PROSPECT VALLEY GOLD PROPERTY IN SOUTHERN BC

Almaden Minerals Ltd. has recently completed the staking of 22 mineral claims totaling 287 units located 30 to 35 kilometres west of Merritt in south-central British Columbia.  This acquisition partly overlaps and substantially expands the Company’s existing PV and NIC claim groups, joining them into one contiguous block currently comprising 365 units or approximately 88 square kilometres.  The acquisition costs will be funded by Consolidated Spire Ventures Ltd. (“Spire”) pursuant to an existing option agreement whereby Spire may earn a 60% interest in the property by spending C$1,300,000 in exploration and issuing 600,000 shares of its stock to Almaden before the end of 2007.

The new claims were staked to cover widespread anomalous gold and/or arsenic, antimony, mercury stream geochemistry outlined by regional sampling conducted over the past two years.  Diligent prospecting within this same area has also resulted in several new discoveries of epithermal quartz float grading up to 14,718 ppb gold (14.7 g/t Au) and 102 ppm silver (102 g/t Ag).  These new discoveries represent additions to the numerous similar mineral occurrences previously located on the initial PV and NIC claims, which were reported in a News Release dated January 7, 2004.  A total of 170 grab samples from these prior finds have returned gold analyses averaging 1,094 ppb (~1.1 g/t Au), with values ranging from <100ppb (0.1 g/t) to 43,340ppb (43.34 g/t).  Also, channel sampling of in-situ vein/breccia mineralization located on the NIC claims late in 2003 yielded several important gold results as follows:  6.15 g/t (check assay-9.24 g/t) over a 0.5-metre true width, 3.72 g/t over 0.7m, and 2.71 g/t over 1.4m.  All analyses and assays on the project have been performed by Acme Analytical Laboratories of Vancouver, B.C.  Edward Balon, P. Geo. is the qualified person, under the meaning of National Instrument 43-101, who has supervised the fieldwork.

The road accessible Prospect Valley property is underlain by a belt of Cretaceous volcanic rocks in a prime geological setting adjacent to the Highland Valley porphyry copper district and the Craigmont iron-copper skarn deposit.  The cumulative exploration results to date are considered to be very encouraging, and the Company looks forward to a 2004 exploration program currently being planned by Spire.

ON BEHALF OF THE BOARD OF DIRECTORS

     “Duane Poliquin”

___________________

Duane Poliquin, P.Eng.

President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.